UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2022

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note:

This Amendment to the Form 6-K of the registrant originally filed with the Securities and Exchange Commission on November 9, 2022, (the “Form 6-K”) is being filed to correct the “Consolidated Financial Results for the nine-month period ended September” figures, specifically Passenger Revenues and its impact throughout the table; and the “Reconciliation of Reported Amounts to Non-GAAP Items” figures, specifically the Adjusted EBITDAR lines. In the previous version of this release, the nine-month period ended September Passenger Revenues figure was actually the six-month period ended June figure. This Amendment to the Form 6-K is the corrected version of LATAM’s 3Q 2022 Earnings Release.

LATAM AIRLINES GROUP S.A.

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION
99.1	3Q 2022 Earnings Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2022	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	CEO

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